                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

        REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET

  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13a-17 OR 15d-17 THEREUNDER

                           DELL COMPUTER CORPORATION
               (Exact name of issuer as specified in its charter)

                     ONE DELL WAY, ROUND ROCK, TEXAS 78682
                    (Address of principal executive offices)

                                 (512) 338-4400
                (Issuer's telephone number, including area code)

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

1.       Title of security  . . . . . . . . . . . . . . . . .          Common Stock, par value $.01 per share
2.       Number of shares outstanding
             before the change  . . . . . . . . . . . . . . .          87,542,064
3.       Number of shares outstanding
             after the change   . . . . . . . . . . . . . . .          175,084,128
4.       Effective date of the change . . . . . . . . . . . .          December 6, 1996
5.       Method of change:
             Specify method   . . . . . . . . . . . . . . . .          Stock split
             Give brief description of
             transaction  . . . . . . . . . . . . . . . . . .          Two-for-one stock split effected through dividend
                                                                       of one share of Common Stock per share of Common
                                                                       Stock issued as of the close of business on
                                                                       November 25, 1996. Declared on November 12, 1996;
                                                                       distributed on December 6, 1996.

                         II.  CHANGE IN NAME OF ISSUER

                                 Not applicable




Date:  December 10, 1996                        /s/ Thomas B. Green
                                                --------------------------------
                                                Thomas B. Green, General Counsel